May 1, 2025

Lixin Cai
Chief Executive Officer
CXJ Group Co., Ltd
Room 401, 4th Floor, East Block Building 5
Xintiandi Business Center, No. 7 Anqiaogang Road
Gongshu District, Hangzhou City
Zhejiang Province, China 310017

        Re: CXJ Group Co., Ltd
            Form 10-K for the fiscal year ended May 31, 2024
            Filed November 8, 2024
            Form 10-Q for the quarter ended November 30, 2024
            Filed January 8, 2025
            File No. 000-56425
Dear Lixin Cai:

        We issued comments to you on the above captioned filings on March 26, 2025. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 15, 2025.

         If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Stephany Yang at 202-551-3167 or Kevin Woody at
202-551-3629
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing